FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                December 23, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Disposal  dated 23 December, 2003

Exhibit No. 1

                              BRITISH ENERGY plc



               CLOSING OF DISPOSAL OF 50% INTEREST IN AMERGEN



The Board of British Energy announced that British Energy and certain of its subsidiaries yesterday completed the disposal to Exelon Generation Company, LLC (Exelon) of British Energy's entire 50% interest in AmerGen Energy Company LLC, (AmerGen). At closing, British Energy received initial consideration of approximately US$277m prior to adjustments relating to working capital levels, unspent nuclear fuel, capital expenditures and low-level waste disposal costs to be determined at the time of closing.

British Energy will be paying a break fee of US$8.295m to FPL Group, Inc (FPL) as a result of yesterday's completion. This follows the termination of the original sale agreement between British Energy and FPL as a result of Exelon exercising its right of first refusal.



Approximately GBP94m of the consideration will be used to pay down all current outstandings under the Government Credit Facility. The Government Credit Facility will, in accordance with the terms of the temporary increase of GBP75m granted on 27 November 2003 be reduced to GBP200m. The remaining consideration will be used for general working capital and collateral purposes.


Contacts:
Andrew Dowler          Financial Dynamics, Media                   020 7831 3113
Paul Heward            British Energy, Investor Relations          01355 262 201



Website: www.british-energy.com



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 23, 2003                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations